

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2021

Michael Blitzer
Co-Chief Executive Officer
Inflection Point Acquisition Corp.
34 East 51st Street, 5th Floor
New York, NY 10022

> **Re: Inflection Point Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed March 5, 2021**
> **File No. 333-253963**

Dear Mr. Blitzer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed March 5, 2021

The Offering, page 11

1. We note your disclosure on page 17 that prior to the closing of your initial business combination, only holders of your Class B ordinary shares will have the right to vote on the appointment and removal of directors. Please disclose whether the company will be a controlled company as defined under Nasdaq's rules. If so, disclose whether the company will utilize related corporate governance exemptions that Nasdaq provides to a controlled company. If applicable, include related risk factor disclosure.

2. We note your disclosure on page 26 that each public shareholder may elect to redeem its public shares irrespective of whether they vote for or against the proposed transaction. Please revise to disclose whether the shareholders will be permitted to redeem their shares if they do not vote, or abstain from voting.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Joel Rubinstein